RESIDENT IN ATLANTA OFFICE

DIRECT DIAL: (404) 572-6648

DNELMS@POGOLAW.COM

March 29, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3268

Attn: Daniel F. Duchovny

Re:	Yadkin Valley Company
Schedule 13E-3 filed January 24, 2006, Amended March 7, 2006
File No. 005-54285

Preliminary Schedule 14A filed January 24, 2006, Amended March 7, 2006
File No. 000-28356

Ladies and Gentlemen:

On behalf of our client, Yadkin Valley Company (the “Company”), we are responding to the comments received from your office by letter dated March 17, 2006 with respect to the above-referenced Schedule 13E-3 (“Schedule 13E-3”) and Schedule 14A (“Schedule 14A”). We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 2 to the Schedule 14A, which is being filed concurrently and reflect the Company’s responses to your comments.

PRELIMINARY SCHEDULE 14A

Special Factors

1.	Comment: Please disclose the substance of the last two sentences of your response to prior Comment 5.

Response: We have revised the proxy statement in response to this comment (see page 8).

2.	Comment: Please disclose the substance of your response to prior comment 6.

Response: We have revised the proxy statement in response to this comment (see page 7).

Securities and Exchange Commission

March 29, 2006

3.	Comment: We were unable to locate any revision that addresses the last sentence of prior comment 16. Please advise or revise.

Response: We have revised the proxy statement in response to this comment (see page 16).

Opinion of Independent Financial Advisor

4.	Comment: We reissue comment 25 in part. Refer to the second sentence in the first paragraph after the table on page 24. Please clarify, if true, that the reference to a “review of certain transactions” is a reference to the transactions listed immediately above in the table. If not, please explain how and why Howe Barnes selected a subset of the listed transactions and list the subset.

Response: We have revised the proxy statement in response to this comment (see page 24).

5.	Comment: We reissue prior Comment 30. It does not appear that your revisions addressed the issue noted in our prior comment.

Response: We have revised the proxy statement in response to this comment (see page 18).

Thank you for your consideration of our responses to your comments.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6648. Our fax number is (404) 572-6999.

Very truly yours,

/s/ F. Donald Nelms, Jr.

F. Donald Nelms, Jr.

Enclosures

1017661

cc:	Mr. David S. Perry